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E-Mail: kvh@quarles.com

[Quarles & Brady LLP letterhead]

October 18, 2007

VIA EDGAR CORRESPONDENCE

Hanna T. Teshome, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Snap-on Incorporated
Commission File No. 1-7724
Staff Comments on 2007 Proxy Statement Compensation Disclosures

Dear Ms. Teshome:

This is to confirm our telephonic discussion the morning of October 17, 2007.  In that discussion, you granted our request to extend until November 15, 2007 the deadline for Snap-on Incorporated’s response to the Staff comments which were included in your letter to it of September 26, 2007.

Thank you for your consideration of and flexibility on this matter.  If we find that we have any specific questions to review with you as we complete Snap-on’s response, we will let you know.  Please let me know if you have any questions of us.

Very truly yours,

QUARLES & BRADY LLP

/s/ Kenneth V. Hallett
Kenneth V. Hallett

KVH:smj

cc:                                 Susan F. Marrinan, Esq.
General Counsel, Snap-on Incorporated